FILING PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

FILER: COMPUTER SCIENCES CORPORATION

SUBJECT COMPANY: DYNCORP (001-03879)

Computer Sciences Corporation will file a proxy statement/prospectus and other relevant documents concerning the proposed merger with DynCorp with the Securities and Exchange Commission. The directors, certain executive officers and other employees and representatives of CSC may be deemed to be participants in the solicitation of proxies for the meeting of the shareholders of DynCorp relating to the proposed merger. YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON SUCH POTENTIAL CSC PARTICIPANTS AND THE PROPOSED BUSINESS COMBINATION. You will be able to obtain the proxy statement/prospectus (when it becomes available) and the other documents filed with the SEC free of charge at the Commission's website, www.sec.gov. In addition, you may obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by CSC with the Commission by requesting them in writing from Computer Sciences Corporation, 2100 East Grand Avenue, El Segundo, California 90245, Attention: Investor Relations, telephone: (310) 615-0311; e-mail: investorrelations@csc.com.

Computer Sciences Corporation has set up a password-protected area on its website with the following information for DynCorp employees.

Please read the following message before entering this Web site.

Computer Sciences Corporation will file with the SEC a proxy statement/prospectus and other relevant documents concerning the proposed merger with DynCorp. The directors, certain executive officers and other employees and representatives of CSC may be deemed to be participants in the solicitation of proxies for the meeting of the shareholders of DynCorp relating to the proposed merger. You are urged to read the proxy statement/prospectus when it becomes available and the other relevant documents filed with the SEC because they contain important information on such potential CSC participants and the proposed business combination. You will be able to obtain the proxy statement/prospectus (when it becomes available) at CSC's website, www.csc.com. In addition, you may obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by CSC with the SEC free of charge at the Commission's website, www.sec.gov or by requesting them in writing from, CSC, 2100 East Grand Avenue, El Segundo, California 90245, Attn: Investor Relations, tel: (310) 615-0311; e-mail: investorrelations@CSC.com
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Welcome to CSC's Federal Sector
Federal Sector President Paul Cofoni welcomes you to CSC. He also joined our company through an acquisition, and shares his thoughts on joining CSC.
Read all about it
Read the latest news about the CSC/DynCorp acquisition, or learn more about some of the fascinating projects in CSC's Federal Sector.
Employees Speak
More than half of CSC's staff joined our company through an acquisition or outsourcing. Hear about their experiences in their own words.
CSC's Federal Business FAQs Joining the Team
Learn about CSC's Federal Sector organization and business.
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Get answers to some of the most frequently asked questions about joining CSC.
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We are committed to the success of your journey with CSC. Learn more about this process.
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Home CSC @ a Glance
CSC @ a Glance
Across five decades, CSC has worked with clients, guiding them through technology change. Whether developing the first business language compiler, FACT, for Honeywell or creating e-business solutions that protect our planet's endangered species, CSC has maintained a focus on innovative technical solutions that deliver business results. More than one-half of our staff joined CSC through acquisitions or outsourcing partnerships. CSC is headquartered in El Segundo, California, and has hundreds of offices around the world.
Expertise
CSC is unique. Instead of selling products, we sell the experience and expertise of some 65,000 employees worldwide. Their reliability, collaboration, and openness to new ideas are the foundation for our reputation for flexibility, innovation, and performance. We draw upon our own expertise and an array of nonexclusive technology alliances to provide our clients with the most effective total business solution.
Solutions
No other company offers the range of capabilities, experience, and global integration that we do. From consulting and systems integration to IT and business process outsourcing, CSC offers companies and government agencies the total solutions they need to succeed.
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Home CSC @ a Glance Who We Are
Who We Are
Founded in 1959, CSC is a global Fortune 500 company, offering world-class technology solutions to a wide range of government and commercial clients. Our culture is what makes us unique among our competitors. More than one-half of our staff joined CSC through acquisitions or outsourcing partnerships. As a service company, we regard our people as our primary asset. The varied backgrounds and experiences of our staff allow us to think creatively and reach for new solutions to business problems. CSC employees have an average of over two decades of work experience. You will be joining CSC's Federal Sector organization. With approximately 15,000 employees, Federal Sector contributed 25 percent of CSC's total revenue in FY02. Federal Sector headquarters are located in Falls Church, Virginia.
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What We Do
At CSC we help clients achieve business success through the creative application of information technology. Combining the newest technologies with our capabilities in consulting, systems integration, and outsourcing, CSC offers companies and government agencies the best total solutions they need to succeed.
CSC's Federal Sector organization services every agency in the U.S. government including all branches of the U.S. military. Federal Sector has three focused business groups - Civil Group, Defense Group, and the Enforcement, Security and Intelligence Division. Civil Group services civil agencies such as the Department of Education, Department of Energy, NASA, and the Social Security Administration. Defense Group provides services to the Armed Forces and the joint defense environment.
The Enforcement, Security and Intelligence Division
services agencies such as the Transportation Security
Administration, the U.S. Coast Guard, the Department of
Justice, and the U.S. intelligence community.
Business Consulting and Strategy
We offer the full spectrum of
business consulting services from
strategic planning and performance
measurement to process
improvement and organization
development. We work closely with
agencies to identify improvement
opportunities and then help them
realize those possibilities.
e-Government and Enterprise Solutions
CSC is a leader in e-government and
enterprise integration services. We
help clients create a strategy, focus
on core competencies, and leverage
new mechanisms for aggregating and
disseminating information. CSC's
extensive government knowledge
and experience allows us to craft
customized solutions for challenges
facing our clients.
Homeland Security
CSC has focused 40 years of
expertise, capabilities, and problemsolving
know-how on bringing
security to the homeland. We help
our clients identify core issues, and
we create comprehensive tools and
creative solutions that allow them to
focus beyond the threat of today and
concentrate on solutions for
tomorrow.
Mission Solutions
CSC excels in helping government
agencies achieve their mission
objectives. With 40 years of
partnering with civil agencies, DoD,
and the intelligence community, CSC
understands the priorities, values,
and challenges of government
organizations. We deliver real-time,
mission-critical command-and-control
systems to clients such as the FAA and the Navy's AEGIS
program.
Operations and Outsourcing
Technology is our business. CSC's
operations and outsourcing services
bring commercial best practices to
government clients, for the best
solutions technology has to offer.
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Home CSC @ a Glance How We Are Organized
How We Are Organized
The organization charts posted on this Web site display CSC's present organizational structure. They do not reflect the impending organizational changes. An integration team is currently preparing new org charts, and we will share these new plans when they are available.
CSC's global operating model is designed to ensure that
our clients receive consistent, efficient service with the
client-intimacy and vertical industry knowledge that are
hallmarks of our culture. CSC is organized in business
units representing vertical industry groups, horizontal
lines of service, and geographies.
Helpful Organization
Charts
CSC Org Chart
Federal Sector
Org Chart
Civil Group
Org Chart
Defense Group
Org Chart
Enforcement, Security &
Intelligence
Org Chart
Federal Sector is an
industry group that services
every agency in the U.S.
government including all
branches of the U.S.
military.
Federal Sector has three
focused business groups:
Civil Group; Defense Group;
and the Enforcement,
Security and Intelligence
Division. Civil Group
services civil agencies such
as the Department of
Education, Department of
Energy, NASA, and the
Social Security Administration. Defense Group provides
services to the Armed Forces and the joint defense
environment. The Enforcement, Security and Intelligence
Division services agencies such as the Transportation
Security Administration, the U.S. Coast Guard, the
Department of Justice, and the U.S. intelligence
community.
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Home CSC @ a Glance Mission & Principles
CSC Mission & Principles
CSC Mission
We are dedicated to solving
business problems by applying
technology-based solutions tailored
to each client's individual strategic
objectives. We strive to build longterm
client relationships based on
mutual trust and respect.
CSC Management Principles
The purpose of CSC is to be
preeminent in the solution of client
business problems through the use
of information systems technology.
This demands that we make an
absolute commitment to excellence
in our contract performance and
products. We will achieve our
purpose by observing these
principles:
l We commit to client satisfaction as our most
important business objective.
l We recognize that CSC's accomplishments are the
work of the people who comprise CSC. We will
encourage initiative, recognize individual
contribution, treat each person with respect and
fairness, and afford ample opportunity for
individual growth in CSC.
l We, in turn, will require of our people the highest
standards of professionalism and technical
competence.
l We will maintain the highest standards of ethics
and business conduct, and operate at all times
within the laws of the countries in which we do
business.
l We will identify and respond aggressively to new
opportunities, and commit to success in each
undertaking.
l Finally, our success as a company requires that we
achieve profits and growth commensurate with a
leadership position in our industry.
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Home CSC @ a Glance Leadership
Leadership
Featured below are individuals who lead CSC and CSC's
Federal Sector. To view a biography, click on a
photograph.
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CSC History
1950s 1960s 1970s 1980s 1990s Today
Over 40 years ago, two young
computer analysts working in the
aerospace industry saw the
opportunity for a new kind of
business: providing computer
manufacturers with the complex
programs known as assemblers,
compilers, and operating systems
that made it easier to use the computers, thereby
expanding the potential markets for the products.
Computer Sciences Corporation (CSC) Formed
In April 1959, Roy Nutt and Fletcher
Jones, both in their late 20s, formed
Computer Sciences Corporation with
$100 and a contract from Honeywell
to develop a business-language
compiler called FACT. Assembling a
small staff of talented people, CSC
soon gained a reputation for
innovative design and high-quality
work. Through its work for numerous computer
manufacturers and other large computer users, CSC
developed more systems software than any other
computer services company in the industry. CSC went
public in 1963 and was listed the following year on the
Pacific and American stock exchanges, becoming the first
software company to be listed on a national exchange.
Five years later, the company again brought new stature
to the emerging software/services industry when it
became the first software company to be listed on the
New York Stock Exchange.
Turning Point
By 1964, annual revenues totaled $4
million and employees numbered
230. At this point, the founders -
joined by William R. Hoover, who
would eventually become CSC's
chairman and CEO - made a series
of decisions that changed the nature
of the company and launched its
rapid growth.
The three executives decided to expand CSC's markets by
serving users, rather than manufacturers of computers.
They determined that CSC could provide users with
technical services to support the development and
operation of computer-based information systems.
Federal Services
In 1970, CSC formed the Systems
Division to provide such services as
information system design,
communication systems engineering,
and consulting in management and
environmental sciences for the
federal government. By focusing on
expanding the company's capabilities
in new technologies and
understanding customers' requirements, CSC quickly
became a major supplier of information technology (IT)
services, a leading integrator of computer and
communications systems, and a premier developer of
custom software. It also became, and remains today, one
of the largest computer-services companies in the U.S.
federal government market.
Commercial Services
In the mid-1980s, CSC's management saw strong new
commercial markets emerging for its services in the areas
of systems integration and the management of computer
and communications facilities.
The early 1990s marked CSC's
entrance into the IT outsourcing
market with the award of a $3 billion
contract from General Dynamics -
one of the first and largest
outsourcing awards in the industry.
Since then, the company has
expanded its outsourcing offerings to
include Web and application hosting
and business process outsourcing in a wide array of
industries such as financial services, healthcare,
chemicals, and consumer goods and services.
CSC Today
CSC has transformed the $100 with which its founders
established the company into annual revenues of more
than $11.4 billion and more than 65,000 employees in
locations worldwide.
CSC is now a member of the Fortune
500 and offers an unparalleled scope
of services ranging from consulting in
the strategic uses of information
technology, to systems design,
development, and integration, to
outsourcing. And yet, while much has
changed about CSC throughout its 40-
year history, one constant has remained: CSC's laser-like focus on working collaboratively with clients to develop the most innovative
technology solutions that meet their business needs.
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Home CSC @ a Glance Leadership Robinson
Leadership
Thomas C. Robinson
President, Federal Sector
Defense Group
Mr. Robinson is president of the Federal Sector - Defense
Group responsible for all Department of Defense- and
Intelligence-related activities. He was previously
president of the Technology Management Group, the IT
outsourcing organization. Prior to outsourcing, he was
president of Systems Engineering Division and was
responsible for providing information systems and
technology solutions for the defense, intelligence, and
international market sectors. Mr. Robinson has more than
25 years of experience in all aspects of large-scale
information systems integration.
Mr. Robinson was previously president of the Systems
International Division, responsible for large-scale systems
integration efforts in the international marketplace.
Before joining CSC, he worked for General Electric
Corporation on large-scale command and control systems
as a systems engineer and project director. He has
M.B.A. and undergraduate degrees in electronics and
business.
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Home CSC @ a Glance Leadership Kalish
Leadership
Steve Kalish
President, Federal Sector
Civil Group
Mr. Kalish is president of the Federal Sector - Civil Group.
The Civil Group charter covers all of the federal
government's civil agencies, including the IRS, NASA, and
FAA. The Civil Group helps U.S. Federal Civil Agency
clients use information technology (IT) to achieve
strategic and operational objectives. With 4,700
employees, the Civil Group tailors solutions from a broad
suite of integrated service offerings, including IT systems
consulting and integration, strategies, and technologies;
management and IT consulting; and business process
outsourcing. The Civil Group has annual revenues of
approximately $1.2 billion. He also serves as lead
executive on CSC's $5 billion, 15-year contract with the
IRS to modernize the U.S. tax system.
Previously, Mr. Kalish served as vice president,
Transportation Systems Center (TSC), Civil Group, with
responsibility for the performance and growth of CSC's
business with the Department of Transportation. CSC is a
principal partner to the FAA in the development and
maintenance of the nation's air traffic control and air
management systems. TSC also serves as a systems
development partner to the U.S. Coast Guard and the
Volpe National Transportation Systems Center.
He has earned an industrywide reputation for his
expertise and commitment to developing the world's
most advanced air traffic control systems in terms of
safety, security, and efficiency. He is an international
expert and speaker on aviation and was a member of the
White House Commission on Aviation Safety and
Security. He joined CSC's System Sciences Division in
June 1986 as manager of systems engineering for CSC's
$1 billion program with NASA Goddard Space Flight
Center, where he supported flight missions and data
systems, managed the systems development
methodology, and chaired the central engineering board.
He also served as vice president, strategic development.
Later, he led the development programs center executing
technically complex systems engineering and IT programs
for the U.S. government Departments of Education,
Justice, Energy, and Housing and Urban Development. Prior to joining CSC, he completed a 21-year career with
Sperry Corporation, serving in engineering and
management roles in support of the nation's naval and
other defense systems. Initially employed by Honeywell
as a design and development engineer on the U.S. Apollo
mission to the moon, Mr. Kalish displays his inertial
navigation computer at the U.S. Air & Space Museum in
Washington, D.C.
He earned a B.S. in mechanical engineering from
Carnegie Institute of Technology and an M.S. in
operations research, including completion of all Ph.D.
coursework, from Polytechnic Institute of New York.
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Home CSC @ a Glance Leadership Thorne
Leadership
Carl Thorne
Vice President, Federal Sector
Finance and Administration
Mr. Thorne is vice president for CSC's Federal Sector
Finance and Administration. Having joined CSC more than
25 years ago as controller, he possesses a wealth of
Federal Sector experience, along with expertise in large
outsourcing contracts and commercial best practices.
Before taking on his current post in 2002, Mr. Thorne
served as vice president for CSC's Technology
Management Group (TMG). Previous to that, he held the
position of vice president of finance and administration
for Systems Group and vice president of finance and
administration for the Applied Technology Division. Mr.
Thorne has a B.S. degree in accounting from Fairmont
State College and an M.B.A. degree in management and
computer systems from American University.
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Leadership
Pete Boykin
President and
Chief Operating Officer, CSC
Mr. Boykin is president and chief operating officer of
Computer Sciences Corporation (NYSE: CSC) with
responsibility for CSC's line organizations in Europe, Asia,
Australia, and the Americas. He provides the operational
leadership necessary to manage an effective, flexible
global organization designed to meet client needs.
Prior to this, he was a corporate vice president and group
president of CSC's Financial Services Group. This
organization is responsible for sales and delivery of all
CSC products and services including application software,
systems integration, consulting, and outsourcing
solutions to the global financial services industry. The
group draws upon its extensive financial services industry
knowledge and experience, and the world's largest
inventory of banking and insurance applications software,
as it innovates, integrates, and customizes proven
product and service offerings from CSC and other
partners. The group's objective is to deliver and support
highly effective tactical and strategic technology-based
solutions that are uniquely responsive to the current and
future business needs of financial services leaders
worldwide.
Previously, Mr. Boykin headed the CSC-led team that won
the J.P. Morgan award and, from July 1996 to January
1998, was president of The Pinnacle Alliance, the
organization that was created with J.P. Morgan to
implement and operate the multibillion dollar outsourcing
contract. Prior to that, he served as president of the
Technology Management Group, providing outsourcing
services across a range of industries, specializing in the
integration, operation, and management of hardware,
software, and networks to assist clients with their product
planning, design, development, delivery, and field
operation requirements.
In addition, Mr. Boykin also served in a number of
technical and management positions within the Applied
Technology Division (ATD) before being promoted to vice
president of ATD's Central Region in 1983. In January
1988, he was appointed president of CSC Credit Services, Inc., a major provider of consumer credit reporting and account management services to retail credit grantors.
Subsequently, he was president of the Health and
Administrative Services Division (HASD) and ATD.
Before joining CSC, Mr. Boykin was an aerospace
engineer with the National Aeronautics and Space
Administration at the Marshall Space Flight Center. He
held a series of positions where he studied atmospheric
and gravitational effects on satellites in orbit around the
earth and planets.
Mr. Boykin has a B.S. degree in mathematics from the
University of Houston.
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Home CSC @ a Glance Leadership Honeycutt
Leadership
Van B. Honeycutt
Chairman and
Chief Executive Officer, CSC
Van B. Honeycutt is chairman and chief executive officer
of Computer Sciences Corporation (NYSE: CSC), a leading
provider of consulting, systems integration, and
outsourcing services to industries and governments
worldwide.
Under Mr. Honeycutt's leadership, CSC has recorded
dramatic growth, especially in its outsourcing and
international operations. CSC also continues to be the
leading provider of information systems to the U.S.
government. Mr. Honeycutt has managed CSC's
aggressive strategy of acquisitions, mergers, and
alliances that has strongly positioned CSC in key vertical
markets, such as financial services and healthcare. He
also has led CSC to prominence in commercial
outsourcing, which represents a substantial portion of the
company's annual revenue.
Mr. Honeycutt joined CSC in 1975 as a regional
marketing manager for the company's timesharing and
value-added network. He later served as vice president
and general manager of CSC's Business Services Division,
which is now part of the company's consulting and
commercial systems integration unit. In 1983, Mr.
Honeycutt became president of CSC Credit Services, the
company's credit reporting operation. In four years, he
quadrupled Credit Services' annual revenue, making it an
industry leader and CSC's largest commercial operation
at that time.
Mr. Honeycutt was promoted to corporate vice president
and president of CSC's Industry Services Group in 1987,
where he directed the company's activities in a wide
range of commercial markets. In 1993, he became
president and chief operating officer of CSC and, in April
1995, was named chief executive officer. In July 2001,
Mr. Honeycutt relinquished his post of company president
to Pete Boykin in order to focus on refining CSC's long-
and short-term growth strategies.
A native of Virginia, Mr. Honeycutt earned a B.S. degree
in business administration from Franklin University in Ohio and completed Stanford University's Executive
Graduate Program in 1984.
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Home CSC @ a Glance Leadership Bassett
Leadership
Jan Bassett
Vice President, Federal Sector
Human Resources
Ms. Bassett is vice president of Human Resources for
CSC's Federal Sector. She is responsible for leading and
setting direction for the Federal Sector's strategic human
resources issues and partnering with line management in
implementing its business strategy. She is a member of
CSC's Global HR Issues Team.
Ms. Bassett has been with CSC in various capacities and
within various divisions of the organization since May
1980. Most recently, she was director of human resources
for the Federal Sector - Civil Group. She holds a B.A. in
history from Old Dominion University and an M.S. in
personnel and human resources management from
American University.
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Leadership
Pay Ways
President, Federal Sector
Business Development
Mr. Ways is president of Business Development for CSC's
Federal Sector. In his current position, he is responsible
for the management of all business development
activities relating to U. S. federal government. Before his
current assignment, Mr. Ways was senior vice president
of Business Development for Federal Sector - Civil
agencies - and prior to that, for the CSC Systems Group.
Before joining CSC in 1992, Mr. Ways spent more than 27
years with IBM's Federal Systems Division in numerous
assignments. Immediately prior to joining CSC, he was
the business unit executive responsible for all marketing
activities to the Department of Transportation and to
government/regulatory banking agencies and civil
aviation authorities worldwide.
Mr. Ways began his professional industry career with the
Westinghouse Corporation and joined IBM as a
programmer on the NASA Gemini program. He holds a
B.S. degree in physics from Loyola College, currently
serves on the board of directors of the Government
Electronics and Information Technology Association and
the Armed Forces Communications and Electronics
Association, and is a member of the board of governors
of the National Space Club. Mr. Ways was honored in
1997 and 1999 by Federal Computer Week as a FED 100
recipient.
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Home CSC @ a Glance Leadership Sheahan
Leadership
Tim Sheahan
President, Federal Sector
Enforcement, Security and
Intelligence
Mr. Sheahan is president of the Enforcement, Security
and Intelligence Division within CSC's Federal Sector. This
business unit is responsible for all business operations
and outsourcing in support of federal law enforcement,
public safety and security, and all intelligence agencies.
The division will closely align with the new federal
Department of Homeland Security. He also remains the
general manager of the Eagle Alliance, a CSC/Northrop
Grumman joint venture supporting GROUNDBREAKER -
the $2.2 billion modernization of the National Security
Agency's networking, telephony, computing, and
enterprise management infrastructure. He was the lead
executive in strategy development and capture of the
GROUNDBREAKER outsourcing program. Prior to this, Mr.
Sheahan served as vice president and general manager
of the Defense Group's Intelligence business unit, and
previously Vice President of the Information Systems
Center.
Previously, Mr. Sheahan opened and staffed a successful
office for Technology for Communications International
(TCI), spent eight years at the National Security Agency
in various technical and management positions, and
spent 10 years with the U.S. Army in operations and
management positions. Mr. Sheahan has a B.S. degree in
management and computer science from the University
of Maryland and is professionally certified as a computer
systems analyst by the National Security Agency.
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Leadership
Paul Cofoni
President,
Federal Sector
Mr. Cofoni is a corporate vice president and president of
the Federal Sector of Computer Sciences Corporation
(CSC), one of the largest systems integrators for federal
government agencies and a leading supplier of custom
software for aerospace and defense applications. Prior to
this assignment, he was president of CSC's Technology
Management Group (TMG) for a three-year period. From
1991 through March 1998, Mr. Cofoni was vice president
of TMG's Eastern Region, servicing more than 40
outsourcing clients.
Before joining CSC, Mr. Cofoni had a 17-year career with
General Dynamics, spanning from 1974 to 1991. During
this period he performed in a variety of positions, serving
as vice president of IT services for General Dynamics'
east coast business units from 1990 to 1991 and vice
president of IT services for west coast business units
from 1983 to 1990. From 1982 to 1983 Mr. Cofoni was
assigned to General Dynamics corporate headquarters as
director of computer-aided design and manufacturing. His
early years at General Dynamics were spent in a variety
of technical and leadership assignments supporting the
development, implementation, integration, and operation
of CAD/CAM systems.
Prior to joining General Dynamics, Mr. Cofoni served as
an officer in the United States Army from 1970 to 1974.
He received a B.S. in mathematics from the University of
Rhode Island in 1970 and attended the MIT Sloan School
program for senior executives in the fall of 1989.
Mr. Cofoni is a member of the American Institute of
Aeronautics and Astronautics (AIAA) and The Business
Roundtable (BRT). He is also a member of the Board of
Directors of the National Defense Industrial Association
(NDIA), the Armed Forces Communications and
Electronics Association (AFCEA), and the Information
Technology Association of America (ITAA).
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CSC Organization Chart
The organization charts posted on this Web site display CSC's present organizational structure. They do not reflect the impending organizational changes. An integration team is currently preparing new org charts, and we will share these new plans when they are available.
To view more information about CSC's Federal Sector, click on the box below.
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CSC Corporate
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Federal Sector
Organization Chart
Civil Group
Organization Chart
Defense Group
Organization Chart
ESI Organization Chart
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Federal
Federal Organization Chart
The organization charts posted on this Web site display CSC's present organizational structure. They do not reflect the impending
organizational changes. An integration team is currently preparing new org charts, and we will share these new plans when they are available.
To view more information about each Federal Sector
division, click on the corresponding box.
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CSC Corporate
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Federal Sector
Organization Chart
Civil Group
Organization Chart
Defense Group
Organization Chart
ESI Organization Chart
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Civil Group
Civil Group Organization Chart
The organization charts posted on this Web site display CSC's present organizational structure. They do not reflect the impending
organizational changes. An integration team is currently preparing new org charts, and we will share these new plans when they are available.
To view more information about each Civil Group business
area, click on the corresponding box.
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CSC Corporate
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Federal Sector
Organization Chart
Civil Group
Organization Chart
Defense Group
Organization Chart
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Defense
Defense Group Organization Chart
The organization charts posted on this Web site display CSC's present organizational structure. They do not reflect the impending
organizational changes. An integration team is currently preparing new org charts, and we will share these new plans when they are available.
To view more information about each Defense Group
business unit, click on the corresponding box.
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CSC Corporate
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Organization Chart
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Home CSC @ a Glance How We Are Organized ESI
Enforcement, Security and Intelligence
Organization Chart
The organization charts posted on this Web site display CSC's present organizational structure. They do not reflect the impending
organizational changes. An integration team is currently preparing new org charts, and we will share these new plans when they are available.
To view more information about each ESI business unit,
click on the corresponding box.
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Eagle Alliance
Eagle Alliance
The Eagle Alliance is a joint venture
of Computer Sciences Corporation
and Northrop Grumman Corporation
solely dedicated to supporting the
National Security Agency (NSA). The
Eagle Alliance has assumed
outsourcing responsibility for a large
portion of NSA's information
technology infrastructure functions to
provide NSA with a reliable, secure, modernized ITI in the
areas of distributed computing, networks, enterprise
management, and telephony.
The Eagle Alliance is also supported by CSC's Strategic
Alliance Partners: General Dynamics, Keane Federal
Systems, and Omen Inc.
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Intelligence and Law Enforcement
Intelligence and Law Enforcement
The Intelligence and Law
Enforcement business unit provides
services for the U.S. intelligence
community and federal and state law
enforcement organizations. They can
support all contract types, and
specialize in performance-based
contracting, service level
management, and earned value
management.
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Homeland Security
Homeland Security
CSC's Federal Sector Office of
Homeland Security was formed in
December 2001 to lead CSC's efforts
to develop new tools and technologybased
solutions for homeland
security. Responsibilities of this office
include creating awareness among
key clients of the breadth of CSC
capabilities, increasing recognition of
CSC as homeland security provider, and supporting
performance of significant CSC and customer homeland
security projects. The office will also work to assemble
existing capabilities and offerings, create new tools and
offerings, and develop strategic partnering.
Current homeland security offerings include the Anti-
Terrorism Assessment Program (ATAP), a holistic
approach to continuity of operations that includes a lifecycle program for meeting physical security needs. First
Responders Academy offers training that gives a tactical
edge against aggressive action, and CSC CyberCare
protects vital information through a complete line of
tailored security solutions for information risk
management.
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National Security and Foreign Affairs
National Security and Foreign Affairs
The National Security and Foreign
Affairs group is responsible for work
with civilian agencies in the areas of
national security, response and
countermeasures, and foreign affairs.
They work with organizations
including the Transportation Security
Administration; the INS; FEMA; the
U.S. Customs Service; the National
Guard; USAID; and the Departments of Energy, State,
and Justice, among others.
The National Security and Foreign Affairs group leverages
the full capability of CSC's infrastructure and resources
via the corporate, global model to deliver services to its
clients in supporting their various missions. The National
Security and Foreign Affairs group supports the U.S.
government in services that protect our citizens and
borders, providing vital services to immigrants and
refugees seeking to live within our borders and systems
that help manage the day-to-day federal infrastructure.
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Defense Group LMP
Logistics Modernization Program (LMP)
The Logistics Modernization Program (LMP) is a service
delivery dedicated to modernizing the Army's logistics
business practices and supporting information technology
to meet current and future military readiness
requirements. LMP provides agile, reliable, and responsive
services by leveraging best practices and technology that
enable the U.S. Army Material Command (AMC) and the
Defense Finance and Accounting Service (DFAS) to deliver
world-class logistics and readiness to the warfighter and
that will advance with the challenges in the Army vision.
LMP aims to improve readiness and weapon system
support, adopt best business practices initially and
continuously, and perform business process reengineering
while leveraging information technologies. LMP also
interfaces and integrates with the Global Combat Support
System and provides information, education, and training
as needed to help AMC/DFAS and the Army adapt to new
ways of doing business with minimal disruption of service
to the soldier in the field.
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Defense Group Aerospace
Aerospace
The CSC Aerospace business unit provides the United
States Air Force with advanced support in a broad range
of technology and business services. CSC Aerospace
teams work hand in hand with the Air Force in satellite
ground stations; on command-and-control systems; on
combat support systems; and on architecting, developing,
integrating, and sustaining satellite ground systems.
However sophisticated their missions, Air Force facilities
and ranges depend on down-to-earth services such as
airfield operations, fire and security protection, mail
service, and construction work. Through relationships
with other industry leaders, CSC Aerospace is a fullservice
partner across the full spectrum of engineering
services and base operations support. By providing
engineering, technical, and management support
services, CSC Aerospace enables Air Force personnel to
stay focused on mission-critical activities.
The Range and Base Operations Services Center (RBOSC)
provides range services and base support operations and
services on large military installations. These large
contracts, typically valued at several hundred million
dollars, have 700 to 1,500 people at each base.
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Defense Group JDIS
Joint Defense Integrated Solutions
Joint Defense Integrated Solutions
(JDIS) provides a comprehensive set
of mission-critical IT services and
solutions to its clients worldwide.
Core competencies include software
development, data management,
system modernization and
integration, and enterprise
management. The primary focus of
JDIS is to support the Joint Organizations within DoD,
including the Office of the Secretary of Defense (OSD),
the defense agencies, and the Commanders in Chief
(CINCs). However, JDIS clientele extends beyond DoD.
The International Operations group provides IT support
services to international clients in the Middle East, and
our Enterprise Planning & Integration Center (EPIC)
provides strategic IT consulting services, knowledge
management, and total cost of ownership assessments to
numerous federal, state, and internal clients.
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Defense Group Air & Missile Defense/Navy & Marine
Corps
Air & Missile Defense/Navy & Marine Corps
The Air & Missile Defense (AMD)
business unit provides scientific and
engineering support to the United
States Department of Defense
Ballistic Missile Defense Organization
(BMDO); software architecture,
engineering, development, test, and
integration support to the U.S. Navy
AEGIS Destroyer and Cruiser
programs; and life-cycle engineering support to the Naval
Surface Warfare Center. AMD now has formidable assets
that no other organization in the air and missile defense
community can claim in a single business unit. AMD is
uniquely positioned to provide innovative engineering
solutions for air and missile defense challenges and
related technologies using an integrated architecture
engineering design approach.
The Navy/Marines business unit is responsible for the
acquisition and support of all Navy and Marine Corps
programs (with the exception of the AEGIS program). For
more than 30 years, CSC has provided sophisticated
software and engineering support services to the U.S.
Navy. CSC provides life-cycle maintenance and general
systems engineering support on shipboard systems,
tactical air warfare systems, command-and-control
resource management systems, and vertical launch
systems. Marine Corps support has covered the spectrum
of "cradle to grave" activities for numerous USMC
programs, including unit-level switching, multichannel
radio, satellite communications, navigation, and terminal
programs and systems.
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Defense Group Supply Chain Solutions
Supply Chain Solutions
The Supply Chain Solutions (SCS)
business unit provides end-to-end
supply chain solutions for the
Department of Defense. SCS
partners with the services and
agencies undertaking logistics
modernization initiatives in supply
chain management and maintenance
management. SCS leverages the
Joint Computer-aided Acquisition and Logistic Support
(JCALS) infrastructure with best practice commercial
application packages to address the entire supply chain,
from supplier to consumer. SCS also provides large-scale
systems integration services for CSC. From requirements
definition through design, development, integration, test,
field support, and help desk, SCS is prepared to support
the complete CSC business enterprise.
The primary contract of SCS is JCALS. JCALS is a fieldproven information technology infrastructure automating
numerous business processes and integrating applications
supporting the product life cycle. The JCALS infrastructure
provides clients with an interoperable information
environment, enabling people to bring their skills and
experience to bear on complex tasks in a collaborative
work environment. JCALS improves individual and group
productivity by streamlining tasks and improving the
accuracy and timeliness of data, improves decision
making by providing easy access to up-to-date
information from reliable sources, and changes the way
organizations and people do business.
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Defense Group Army Programs
Army Programs
Army Programs business unit is the
vertical business unit responsible for
overall client relationships with the
United States Army. Fundamental
responsibilities include establishment
and maintenance of ongoing
communication with the Army clients
as a means of delivering CSC best
practices toward solving critical Army
requirements. The business unit professional staff have
extensive expertise in significant Army business practices,
functions, and infrastructure.
Army Programs is deeply involved in the Army
transformation initiatives, C4ISR, battlefield digitization, and the modernization of the Army infrastructure. Army
Programs provides High Performance Computing (HPC) to
the U.S. Army, U.S. Air Force, NASA, and State of
Alabama clients. Distance learning, courseware
development, and training support packages are among
the many training services that the Army Programs
Training Center of Excellence is providing to the Army and
other clients through CSC business units.
Some of the business unit's major contracts provide
support to Army Materiel Command (AMC),
Communications and Electronics Command (CECOM),
Army Missile Command (AMCOM), the Army's Military
Traffic Management Command (MTMC), and other Army
clients throughout the United States and Korea.
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Civil Group
IRS Prime
IRS PRIME
The CSC IRS PRIME Alliance is
modernizing the Internal Revenue
Service's business and information
technology systems in compliance
with the IRS Restructuring and
Reform Act of 1998. This 15-year
project began in January 1999. Over
the next 10 years, Business Systems
Modernization (BSM) will transform
the way the IRS delivers services and manages
information. Specific methods for providing these services
include leveraging e-business technologies and
processes, consolidating data repositories, and
integrating business systems applications across the
enterprise. The BSM program brings together best
practices and expertise in business solutions from IRS
and the PRIME Alliance companies. BSM offers an
opportunity for all involved to learn from and build the
future state of America's tax agency.
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Civil Group
NASA PriSMS
NASA PrISMS
The Program Information Systems
Mission Services (PrISMS) contract is
a mission-type, Cost Plus Award Fee
contract under which CSC provides a
full range of life-cycle information
technology (IT) services to the
Marshall Space Flight Center (MSFC)
in Huntsville, Alabama. The contract
period of performance was originally
eight years, beginning in May 1994, but NASA is in the
process of extending it for one year - through April 30,
2003. The current staffing level is approximately 750
people, and the total estimated value (after the one-year
extension) will be $1.05 billion.
As a mission contractor, CSC is the de facto "outsourcer"
of IT services to NASA. NASA provides service
requirements, and CSC provides management and
delivery of required IT services. The local customer
community includes over 6,800 NASA and contractor
users at MSFC and in the Huntsville area. In addition to
local services, CSC provides administrative systems
software maintenance and consolidated data processing
services to an agencywide and worldwide user community
of over 30,000 users, including a sizable user community
in Russia.
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Civil Group
NASA
NASA
The NASA Group at CSC supports the
National Aeronautics and Space
Administration in its mission to
explore the universe. The NASA
Group leverages the full capability of
CSC's infrastructure and resources to
our clients to improve their services
to the aeronautics and space
community as well as the broader
range of U.S. citizens. With over three decades of work at
NASA and most NASA facilities, CSC is familiar with the
aerospace industry and has supported NASA by working
hand in hand with the government in providing missioncritical support. CSC's support of NASA has included all
facets of IT support; architecture, engineering, and
science support; computational analysis; end user
support; industrial safety support; test complex and
facilities design; and maintenance support. CSC's NASA
business unit has achieved SEI Level 5, is a 2000 Low
Award winner, and is a member of the Executive
Committee of the NASA Aeronautics Support Team.
However sophisticated their missions, NASA facilities
depend on successful operations and maintenance and
other support services, such as engine propulsion testing;
predictive, preventive, and corrective maintenance
services; safety and mission assurance; and ISO
compliance. By providing engineering, technical, and
management support services, CSC enables NASA
personnel to stay focused on mission-critical activities.
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Civil Group
Resource & Environmental Services
Resource & Environmental Services
CSC's Resource and Environmental
Services (RES) Center is responsible
for establishing and maintaining
client relationships to deliver the full
range of CSC's capabilities and best
practices to those government
agencies stewarding our nation's land
and environmental resources. The
RES vision is to become a major
provider of systems and services to these agencies, and
thereby assist in the efficient and effective management
of these vital resources for our country's future. RES
provides support to the U.S. Department of Agriculture,
U.S. Department of the Interior, National Oceanographic
and Atmospheric Administration, Environmental
Protection Agency, U.S. Department of Energy, and
Nuclear Regulatory Commission.
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Civil Group
Citizen Services
Citizen Services
Citizen Services supports U.S.
government agencies that provide
benefits, aid, and services directly to
U.S. citizens. From Medicare
recipients to military veterans, from
homeowners needing flood insurance
to coal miners with Black Lung
disease, from runaway and homeless
youth to clinical researchers, our
federal customers are there for the citizen. Citizen
Services provides the full capability of CSC's
infrastructure and resources to our clients to improve
their services to U.S. citizens.
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Civil Group
Transportation Systems
Transportation Systems Center
The Transportation Systems Center
(TSC) is responsible for work with
civilian agencies in the Department of
Transportation, U.S. Postal Service,
U.S. Coast Guard, and the Federal
Aviation Administration. CSC has
worked for three decades with the
FAA and has assisted the Postal
Service for over 15 years.
TSC developed and implemented free flight decision
support tools for the FAA and NASA Ames, including
Center Tracon Automation System (CTAS) Traffic
Management Advisor (TMA) and multicenter TMA. CSC's
TSC is a recognized leader in the En Route and Traffic
Management domains. CSC is also developing the data
link communications system, which generates air traffic
services data and sends the data via digital air-to-ground
communications to supplement voice-only
communications. This provides pilots with the capability
to maximize airspace and reduce delays by giving them
greater freedom to fly more direct routes.
TSC also developed Web-enabled integrated financial
management systems for DOT that corrected deficiencies
in legacy systems in asset management, reporting, and
accessibility. TSC also developed integrated financial
systems for the U.S. Coast Guard and performed
hardware integration and testing for the Vendor Activity
Reporting System (VARS) of the USPS.
Currently, TSC is helping support the FAA by providing
thought leadership, decision support tools, and software
and systems engineering to ensure a safe, secure, and
efficient global aerospace system that contributes to
national security and the promotion of U.S. aerospace
safety and economy. TSC is also helping the USCG
implement the first CFO Act-compliant financial system
and providing ongoing enterprise integration services and
support.
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CSC Federal Business
Combining four decades of
government partnership with today's
commercial success, CSC excels in
making commercial best practices
succeed in government contexts.
With public sector clients around the
world, including every agency in the
U.S. government, we leverage CSC's
global capabilities to support our
clients through dedicated, client-focused teams.
In 1998, CSC's federal business unit was renamed Federal
Sector to better focus on supporting our federal clients
and addressing their challenging operational and financial
requirements. Federal Sector has approximately 15,000
employees and includes three focused business groups -
Civil Group, Defense Group and the Enforcement, Security
and Intelligence Division. Federal Sector business
constituted 25 percent of CSC's FY02 total revenue, and
the organization has over 800 contracts.
Civil Group's origin stems from CSC's contracts with NASA
and the FAA. With FY02 revenues of $1.1 billion and a
staff of approximately 4,700, Civil Group continues to
strongly support the United States federal government's
civilian agencies, such as the Department of Education,
Department of Energy, NASA, and the Social Security
Administration.
Defense Group provides services to the Armed Forces and
the joint defense environment. With FY02 revenues of
$1.7 billion and a staff of approximately 9,800, Defense
Group is positioned to support the new initiatives within
the Department of Defense.
The Enforcement, Security and Intelligence Division was
formed in the summer of 2002 to better position CSC to
meet the rapid growth of the U.S. federal market. This
group is responsible for work performed in support of law
enforcement, public safety and security, and all
intelligence agencies and will align with the new
Department of Homeland Security.
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Vision & Goals
Federal Sector Vision
We are committed to being the #1
service provider supporting the
transformation of the federal
government in the areas of
enterprise integration and
information technology outsourcing
and a top-five contractor for
Homeland Security while continuing
to enhance our position in mission
systems.
Federal Sector
Three-Year Goals
l Be the #1 service provider in
enterprise integration
l Be the #1 information
technology outsourcer to the
federal government
l Be a top-five Homeland Security contractor
l Leverage, enhance, and expand CSC's cross-sector
mission systems capability and market share
l Instill a quality program management capability to
deliver excellent performance and enhance client
satisfaction on all contracts
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Clients
CSC has supported virtually every agency, department, and major initiative in the
U.S. government. Here is a representative sampling.
Defense Logistics Agency Joint Chiefs of Staff
Department of Commerce National Aeronautics and Space
Administration
DoD Office of the Secretary Nuclear Regulatory Commission
Department of Education Social Security Administration
Department of Energy U.S. Agency for International
Development
Department of Health and
Human Services U.S. Air Force
Department of Housing and
Urban Development U.S. Army
Department of the Interior U.S. Environmental Protection Agency
Department of State U.S. Intelligence Community
Department of Transportation U.S. Marine Corps
Department of the Treasury U.S. Navy
Immigration and Naturalization
Service U.S. Postal Service
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Awards & Recognition
Ranked #2 in Fortune 500 Computer & Data
Services Industry in April 2002.
Ranked among top 10 in Washington
Technology's Top 100 Federal Contractors list
every year since the inception of the list in 1994.
Recognized by National Institutes of Health for
outstanding performance under the institutes'
Chief Information Officer Solutions and Partners
II contract (CIO-SP2).
Implemented a solution for the Federal
Emergency Management Agency (FEMA) that
won a Smithsonian Computerworld Award in
April 2002.
Received third consecutive Nunn-Perry Award for
partnership with small disadvantaged firms
through the Mentor-Protege program. Most
recent award announced in March 2002.
Won awards in all three categories at the first
annual Army Materiel Command (AMC)
Partnering Awards program in May 2001 for the
U.S. Army Wholesale Logistics Modernization
Program (WLMP, now LMP). CSC leads this $680
million program to modernize the Army's 30-
year-old legacy wholesale logistics systems with
state-of-the-art enterprise resource planning
software applications.
Achieved SEI SW-CMM Level 5 rating, the
highest attainable level in the software
development capability rating system, for the
Aegis Program in Moorestown, New Jersey, in
April 2001. This is the third CSC Federal Sector
unit to attain this distinction.
Rated SEI SW-CMM Level 3, jointly with DFASTSO
(the Defense Finance Accounting Service
Technology Services Organization), in February
2001. This achievement places CSC and the
DFAS team in the top quarter of assessed
software engineering organizations in the world.
Received SEI SW-CMM Level 4 rating for CSC's
Civil Group - one of only four organizations
worldwide of this size to win this rating.
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Key Programs
We have partnered with some of the world's finest
organizations to help them quickly maneuver and seize
the right paths of opportunity. The following are some of
Federal Sector's major programs.
Eagle Alliance (NSA)
LMP (Army)
JCALS (defensewide program)
IRS PRIME
NASA PrISMS
Eagle Alliance
The Eagle Alliance is a joint venture
of Computer Sciences Corporation
and Northrop Grumman Corporation
solely dedicated to supporting the
National Security Agency. This
unique government-industry
partnership is designed to support
and assist NSA's long tradition of
preserving national security for
America and its allies by providing the agency with a
reliable, secure, modernized information technology
infrastructure. The Eagle Alliance offers an industryacclaimed approach, implemented by agile leaders known
for trend-setting IT performance and world-class security.
In addition to the joint venture, the Eagle Alliance also
includes Strategic Alliance Partners: General Dynamics for
telephony and networks, Keane Federal Systems for
distributed computing and enterprise management
support, and Omen Inc. to fully integrate the 67 members
of the Eagle Alliance small business consortium. Eagle
Alliance Technology and Service Delivery Partners include
ACS Defense, BTG, CACI, Compaq, TRW, Windemere,
Fiber Plus, Verizon, and Superior Communications. Eagle
Alliance offices are located in Annapolis Junction,
Maryland. For more information, visit the Eagle Alliance
Web site at www.eagle-alliance.com.

Logistics Modernization Program
As the official information technology partner of the U.S. Army, CSC provides IT services required to reengineer and
modernize the Army's wholesale
logistics business processes through
the adoption of best commercial
business practices and associated
technologies. Through the
company's Supply Chain Solutions
Business Unit, LMP will provide agile,
reliable, and responsive services that enable the Army
Materiel Command (AMC) to deliver world-class logistics
and readiness to the American warfighter. CSC won the
$680 million LMP contract in December 1999. To learn
more, visit the LMP Web site at www.wlmp.com.

Joint Computer-Aided Acquisition and Logistics
Support
Through the JCALS program, CSC is
automating acquisition,
management, and support of
logistics technical information for
customers at U.S. military
installations worldwide and helping
to move the Department of Defense
to a paperless environment. The
JCALS Infrastructure provides a
robust integration platform for commercial off-the-shelf
(COTS) and other software packages.

IRS PRIME
CSC's IRS PRIME Alliance is
modernizing the Internal Revenue
Service's business and information
technology systems in compliance
with the IRS Restructuring and
Reform Act of 1998. This 15-year
project began in January 1999. Over
the next 10 years, Business Systems
Modernization (BSM) will transform
the way the IRS delivers services and manages
information. Already the IRS is emerging as a leader in egovernment, and American citizens are experiencing
direct benefits thanks largely to this program. Specific
methods for providing these services include leveraging ebusiness technologies and processes, consolidating data
repositories, and integrating business systems
applications across the enterprise. Partnering with CSC on
the PRIME Alliance are SAIC, IBM, KPMG, Logicon, and
Unisys.

NASA PrISMS
CSC delivers products and services
to NASA customers at the Marshall
Space Flight Center and elsewhere in
the agency under the Program
Information Systems Mission
Services (PrISMS) contract. When
CSC won the contract in May 1994,
the award represented the
company's largest federal contract
ever. CSC provides NASA with a wide range of
information technology services, operations and
maintenance services, centralized computing support,
television and multimedia operations, IT security,
communications engineering, help desk support, and
integration support for the NASA Integrated Financial
Management Program.
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CSC & DynCorp
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Joining the Team
What This Means
to You
Employees Speak
Home CSC & DynCorp
A Message from Federal Sector President
Paul Cofoni
Welcome to CSC's Federal Sector.
We have a great deal of experience
with acquisitions. A large number of
our current staff transitioned to CSC
through an acquisition or outsourcing
- including me. I understand from
personal experience the challenges
and uncertainty you are facing.
However, I want to assure you that
we will work hard to help you feel
comfortable at CSC.
We share much in common. Our companies have similar
dedication to client satisfaction and ethical conduct.
Sharing our experiences will be valuable to all of us as we
collaborate on future projects. I think we can learn a lot
from your success.
I understand that this is a big change for you. And
although change is often filled with uncertainty, your
future with CSC does not have to be. As employees of
CSC, your experience, talent, enthusiasm, and creativity
are essential to our success. I recommend that you read
what other employees say about their experience with
CSC.
We will work hard to quickly integrate you into our
company. I encourage you to explore this Web site and
learn more about CSC. We welcome you and look forward
to working together.
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CSC & DynCorp
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What This Means
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Employees Speak
Home CSC & DynCorp Common Threads
Common Threads
Both CSC and DynCorp have
witnessed significant change
throughout the industry and the
world over the past 50 years. We
have endured the swells and
collapses of the tech boom, and an
ever-changing industry. But it's not
just a long history that our
companies share. Take a look at
some of our other common threads.
Expertise
CSC and DynCorp are two of the
most respected companies in the
industry. We deliver core technology
solutions and capabilities to our
clients, such as systems integration,
enterprise management, and
consulting services. By combining our
expertise and sharing our knowledge,
we can provide our clients with a
greater knowledge base, while continuing to offer them
the best total solutions they need.
Client Focus
With an unparalleled commitment to
the customer, both DynCorp and CSC
have developed lasting relationships
with our clients, and place enormous
value on client satisfaction. Together,
we have supported virtually every
agency, department, and major
initiative in the U.S. government,
including the Centers for Disease
Control, Department of Defense, Department of Justice,
Environmental Protection Agency, FBI, Federal Aviation
Administration, Immigration and Naturalization Service,
NASA, and NOAA.
Commitment to Employees
Our employees are our strength.
Employees of CSC and DynCorp are
scientists, engineers, machine
operators, aviation maintenance
technicians, and ground support
crews. We value the diversity of our
employees and the unique
perspectives they bring to our company. We commit to treating everyone with fairness and respect, and we offer opportunities for career
development that emphasize personal and professional
growth, partnership, and teamwork.
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CSC & DynCorp
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Joining the Team
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Employees Speak
Home CSC & DynCorp Joining the Team
Joining the Team
Much of CSC's growth over the past
two decades has been through
acquisition and outsourcing - in fact,
more than half of our current staff
joined CSC in this way. Six of the 12
direct reports to our chairman joined
CSC through an acquisition or
outsourcing. Five of these executives
reached their current positions
through promotions, including Paul Cofoni, president of
CSC's Federal Sector.
We hope this knowledge alleviates any concerns you may
have about career opportunities at CSC for you. The
industry and client knowledge that you bring to CSC are
key to our success. We, in turn, are committed to your
success. Our programs and processes are designed to
ease your integration into CSC and ensure that transfer of
services is seamless and transparent to your clients.
This is the beginning of your journey.
Joining a new company and
becoming fully integrated does not
happen overnight. Our ongoing
communications program is designed
to make sure you have a
comprehensive understanding of our
values, structure, culture, tools, and
processes. We are committed to
providing you with the information and tools you need to
be successful at CSC.
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CSC & DynCorp
Main Page
Common Threads
Joining the Team
What This Means
to You
Employees Speak
Home CSC & DynCorp What This Means to You
What This Means to You
Focus
l You will be joining a worldclass
IT and services provider.
Opportunities
l CSC offers extensive avenues
for career and personal growth.
Connections
l You will be linked to CSC's global Knowledge
Community.
l You will have access to some 65,000 colleagues.
You are joining our team culture with the . . .
Global capabilities of a large
company
l Resources
l Knowledge/expertise
l Technology
Responsiveness
of a small
company
l Flexibility
l Speed
l Creativity
Welcoming Colleagues
l Half of current staff joined CSC
through an acquisition or
outsourcing
l Appreciate your success and
respect the company you have
built
l Collaborative culture
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CSC & DynCorp
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Employees Speak
Home CSC & DynCorp Employees Speak
Employees Speak
A large number of our current staff joined CSC through an
acquisition or outsourcing. Here's what a few of them
have to say about CSC.
Henry Dinunzio
Civil Group - Government
Enterprise Services
2.5 years with CSC
Joining CSC was one of the best opportunities I have
found for advancing my career. Within a year after joining
CSC, I was able to move into an account management
position and became directly involved in growing that
business area over the past two years. CSC provides
challenging work, the opportunity to use my creativity,
and a very supportive management structure.

Lisa Cunningham
Defense Group - Strategic
Business Operations
17 years with CSC
About half of the folks with whom I work on a daily basis,
myself included, joined CSC through an acquisition or
outsourcing agreement. CSC understands how to make an
acquisition work for all parties involved, and provides a
wealth of opportunities for folks who want to step up and
contribute. So far, all of my career aspirations have been
met at CSC. I receive unique assignments and I'm able to
apply my diverse background and skills.

Mo Moeller
Defense Group -
Army Programs
5 years with CSC
Joining CSC was the best career move I ever made. I
served in the U.S. Army for 26 years and in private
industry for three years prior to joining CSC. I have had
many transition experiences, and my transition to CSC
was the best one ever. I am very pleased with the
advancement opportunities provided to me, as well as the
recognition I've received for my performance.

Rachel Robinson
Federal Sector -
Human Resources
Development
7 years with CSC
Working for CSC has offered me expanded opportunities.
Immediately after joining CSC, I felt the broadening of
options available to me. I've been able to explore many of
these, including a transfer overseas. I enjoy my
interaction with people and learning about the amazing
things CSC does all over the world.

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Joining CSC
Main Page
Communication
Benefits
Employee Programs
Forms
Home Joining CSC Communication
Communication
We understand that you are likely to
have many questions about CSC
during this period. Our goal is to
constantly communicate news,
updates, and changes as they occur.
Web Site
Frequently asked questions that are
pertinent to employees will be
collected and posted under "FAQs" on
this Web site. We'll also provide news
and updates as they become
available on this Web site, so check
back often to keep informed of
progress. We're also interested in
your thoughts about this Web site. Please take a minute
to evaluate this site.
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Joining CSC
Main Page
Communication
Benefits
Employee Programs
Forms
Home Joining CSC
Joining CSC
This section of the Web site is
designed to give you the information
you need to begin employment with
CSC. Use this section as a key
resource. Learn more about our
communications strategy, benefits,
and employee programs. In this
section, we'll also post the necessary
forms and reminders.
At this time, many details are unconfirmed. We'll work
hard to communicate accurate, timely information to you
as soon as it becomes available.
© Copyright 2002 Computer Sciences Corporation Home | csc.com | Ask a Question | Site Map
Joining CSC
Main Page
Communication
Benefits
Employee Programs
Forms
Home Joining CSC Benefits
Benefits
The information on this Web site is intended to provide
you with general information about CSC benefits, policies,
and programs. Different benefits, policies, and programs
may apply to employees on contracts subject to a
Collective Bargaining Agreement or Service Contract Act.
At this time, many details about benefits are
unconfirmed. We'll work hard to communicate accurate,
timely information to you as soon as it becomes available.
CSC offers the following benefits to regular, full-time
employees.
-Medical
-Sick leave
-Prescription drugs
-Vacation
-Dental
-Holidays
-Life
-401(k)
-Dependent life
-Pension
-Vision
-Reimbursement account plans
-Disability
© Copyright 2002 Computer Sciences Corporation Home | csc.com | Ask a Question | Site Map
Joining CSC
Main Page
Communication
Benefits
Employee Programs
Forms
Home Joining CSC Employee Programs
Employee Programs
Employee Recognition Programs
Technology Grants Program
Employee Referral Awards Program
Performance Appraisal Process
CSC LifeManagement Program
CSC Ethics Awareness Initiative
Employee Recognition Programs
CSC recognizes the talent, skills, and
outstanding accomplishments of the
organization's top achievers and
rewards their efforts through a
variety of employee recognition
programs.
l The CSC Papers Program is
our companywide recognition for outstanding
published and unpublished works. Each year CSC
honors employees who have composed written
works on technology, business, or related topics.
l The CSC Award for Technical Excellence
recognizes CSC technologists who have crafted the
most exceptional solutions for our clients. This
award is a tribute to the talent, skill, and ingenuity
of our technical specialists who create
extraordinary business solutions for our clients.
l Each Federal Sector business group has a
presidential excellence awards program that
recognizes and rewards Federal Sector's top
achievers for superior performance. Information on
the nomination process is distributed annually to all
employees.

Technology Grants Program
The Technology Grants Program is one of several
programs aimed at stimulating technology thought
leadership in CSC. This program gives employees the
opportunity to explore a technology topic or solution that
is gaining momentum in the market but does not have
broad mindshare among CSC staff. This program
demonstrates CSC's commitment to technologists and
rewards employees who seek to develop themselves and
CSC.

Employee Referral Awards Program
CSC has a program in place to encourage employees to recommend candidates to fill existing job openings within our organization. With this program, employees receive
referral award bonuses once a candidate they recommend
is hired and begins working with CSC.
Performance Appraisal Process
All employees participate in an annual performance
appraisal process. This process encourages collaboration
and interaction between managers and employees and
ties employee performance to business unit success. Key
result areas are defined for each employee on a fiscal
year basis and are updated as needed.

CSC LifeManagement Program
The CSC LifeManagement Program includes services that
impact employees' daily lives, family balance, and
emotional well-being. The LifeManagement Program
provides eligible employees with a comprehensive
resource and referral network to aid with work/life
balance. The program is confidential and available, at no
cost to all U.S.-based full-time and part-time CSC
employees and their immediate family members.
Highlights of the program include counseling, financial
and legal consultation on issues related to family and
work, education, and child and elder care.
CSC Ethics Awareness Initiative
The Ethics Awareness Initiative (previously referred to as
Defense Industry Initiative) renews CSC's commitment to
ethical professional conduct. The program focuses on
ethical conduct in business relations with clients and
colleagues. All Federal Sector employees participate
annually in an ethics review program.
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Joining CSC
Main Page
Communication
Benefits
Employee Programs
Forms
Home Joining CSC Forms
Forms
This section of the Web site will
contain forms that may be helpful to
you. We will update this section as
soon as material is available. Please
check back soon.
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Home Joining CSC Feedback
Web Site Feedback
Your thoughts and comments about this Web site are important to us. Please take a minute to answer the questions below about this Web site. Please note that your name and related information are not required for submitting feedback. If you have a general question, please use the Ask a Question form on this Web site. The
Ask a Question form can be found in the header throughout this site.
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© Copyright 2002 Computer Sciences Corporation Home | csc.com | Ask a Question | Site Map
Home FAQs
FAQs
This section of the Web site is designed to answer some of
your questions. Additional questions and information will be frequently added to this section throughout the process, so
check back often. If you have a question that you don't see
listed below, feel free to Ask.
The information on this Web site is intended to provide you
with general information about CSC benefits, policies, and
programs. Different benefits, policies, and programs may apply to employees on contracts subject to a Collective Bargaining Agreement or Service Contract Act.
Joining CSC
Work Environment
Compensation
Benefits
401(k)
Vacation/Time Off
Employee Stock Purchase
Service/Credit Status
Whom do I contact with questions?
Miscellaneous
Joining CSC
The information on this Web site is intended to provide you with general information about CSC benefits, policies, and programs. Different benefits, policies, and programs may apply to employees on contracts subject to a
Collective Bargaining Agreement or Service Contract Act.
What can I really expect during this process?
We want you to become a productive member of the CSC team as soon as possible, and we are committed to communicating with you frequently to help you through this process. Many of the people you'll be joining at CSC have come to us through acquisitions. They are sensitive to your situation and will work hard to help you through this change. Will there be layoffs?
We expect there will be consolidation and reductions from combining overlapping corporate, support, and line activities. We do not know the scope of those activities now, but the integration teams within the first 90 days after the merger will be working to make those determinations. As decisions are reached, we will share information with employees.
How quickly can we expect to see reductions?
No firm plans have been developed to date. We do anticipate some level of staff reductions.
Will any employees be required to relocate?
We do not anticipate any relocations out of metropolitan areas at this time.
Will CSC keep all of the DynCorp business units?
New organizational structure and reporting lines will unfold as a natural result of integration activities. Planning for these activities will begin in the next few weeks.
Some business units will be absorbed into CSC, while others may remain autonomous.
Will the DynCorp name change? Will the DynCorp brand and tagline change?
Yes. As a part of CSC, DynCorp will adopt CSC's brand and tagline.
Are there operational or cultural similarities between the two companies?
Yes. Both CSC and DynCorp have a long history of distinguished service to the
U.S. government. Both companies share a dedication to customer satisfaction and ethical conduct, and concern for employee development.
What should I do if a reporter contacts me?
Please refer any media inquiries to Chuck Taylor, DynCorp, 703.261.4622, or to
Jamie Sullivan, CSC, 703.641.2588.

Work Environment
The information on this Web site is intended to provide you with general information about CSC benefits, policies, and programs. Different benefits, policies, and programs may apply to employees on contracts subject to a
Collective Bargaining Agreement or Service Contract Act.
Will we be moving into CSC facilities?
A thorough review of the available space and requirements is in process.
Does CSC have a casual day?
This varies by location, and in all instances the attire of CSC employees should reflect our standards of professionalism.

Compensation
The information on this Web site is intended to provide you with general information about CSC benefits, policies, and programs. Different benefits, policies, and programs may apply to employees on contracts subject to a
Collective Bargaining Agreement or Service Contract Act.
How will my pay be affected?
There should be no impact on your pay if you remain in the same position after the acquisition. CSC's pay practices are competitive for our industry.
Does CSC have direct deposit of salary?
Yes, CSC will deposit your pay into as many as three institutions, once you move to the CSC pay system.
Does CSC have a credit union?
Yes. The CSC Employee Federal Credit Union (CSC EFCU) offers a full range of financial services including savings, checking, certificates of deposits, money market accounts, IRAs, and loans for almost any purpose. You can visit its Web site for more information at http://www.cscefcu.org.

Benefits
The information on this Web site is intended to provide you with general information about CSC benefits, policies, and programs. Different benefits, policies, and programs may apply to employees on contracts subject to a
Collective Bargaining Agreement or Service Contract Act.
Will my benefits change?
We understand that you may be anxious to know how your benefits will be impacted by this acquisition. A benefits review is being conducted and it is the intent of CSC to eventually convert existing plans to CSC benefit programs. We'll work hard to communicate accurate, timely information to you about your benefits transition as soon as it becomes available.
CSC provides employees with a comprehensive package that is competitive with those in our industry. A basic listing of CSC's benefits programs can be found on this Web site in the Benefits section.
The information on this Web site is intended to provide you with general information about CSC benefits, policies, and programs. Different benefits, policies, and programs may apply to employees on contracts subject to a
Collective Bargaining Agreement or Service Contract Act.
How do I get more information about CSC's benefits?
We understand that you may be anxious to know how your healthcare coverage will be impacted by this acquisition. At this time, specifics of how DynCorp's benefit plans will be converted to CSC's plans are not available. CSC's benefit programs are comparable to DynCorp's current programs. A basic listing of CSC's benefits programs can be found on this Web site in the Benefits section. More specifics on CSC's benefit plans and actions you need to take will be communicated to you as soon as that information is available.
The information on this Web site is intended to provide you with general information about CSC benefits, policies, and programs. Different benefits, policies, and programs may apply to employees on contracts subject to a
Collective Bargaining Agreement or Service Contract Act.
Are CSC benefit plans/deductibles on a calendar year or fiscal year basis?
Calendar year.
When is CSC's Annual Enrollment for benefits?
The Benefits Annual Enrollment is generally held in the October-November time frame, with a January 1 effective date.
Does CSC have a tuition reimbursement program?
Yes. CSC's Educational Assistance Program helps employees pursue academic degrees, certifications, and professional designations. The program pays for eligible tuition, registration, and required fees. In order to be reimbursed, employees must be regular full-time employees for the duration of the course and must successfully complete the course/exam with a passing grade or score.
Will I still be able to take classes that were approved before the merger under DynCorp reimbursement requirements?
Yes.
Will I be paid for training I attend during off hours?
Time spent in mandatory training should always be reported as hours worked regardless of when the training occurs. Non-exempt employees will be paid for time spent in mandatory training during off hours.
The information on this Web site is intended to provide you with general information about CSC benefits, policies, and programs. Different benefits, policies, and programs may apply to employees on contracts subject to a
Collective Bargaining Agreement or Service Contract Act.

401(k)
The information on this Web site is intended to provide you with general information about CSC benefits, policies, and programs. Different benefits, policies, and programs may apply to employees on contracts subject to a
Collective Bargaining Agreement or Service Contract Act.
What will happen to my 401(k) plans?
It is the intent of CSC to eventually merge the SARP and CAP plans with CSC's
401(k) plan.
The information on this Web site is intended to provide you with general information about CSC benefits, policies, and programs. Different benefits, policies, and programs may apply to employees on contracts subject to a
Collective Bargaining Agreement or Service Contract Act.

Vacation/Time Off
The information on this Web site is intended to provide you with general information about CSC benefits, policies, and programs. Different benefits, policies, and programs may apply to employees on contracts subject to a
Collective Bargaining Agreement or Service Contract Act.
What is CSC's policy on carrying over vacation?
You can carry over twice your annual vacation accrual.
The information on this Web site is intended to provide you with general information about CSC benefits, policies, and programs. Different benefits, policies, and programs may apply to employees on contracts subject to a
Collective Bargaining Agreement or Service Contract Act.
What is the CSC holiday schedule?
The standard CSC holidays are New Year's Day, President's Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, Day After Thanksgiving, Day
Before Christmas, and Christmas Day. On some contracts, the holiday schedule will differ from the standard CSC schedule, based on the customer's schedule or other requirements. Please ask your manager for the holiday schedule specific to your site or contract.
What are CSC's vacation policies?
Zero to 4th anniversary accrues at 10 days vacation per year; 4th to 14th anniversary accrues at 15 days vacation per year; and 14 plus years of service accrues at 20 days vacation per year. You accrue vacation beginning with your first week of employment, and vacation hours accrue proportionate to the regularly scheduled number of hours in your normal workweek. Your years of service to DynCorp will be used to determine your vacation accrual at CSC.
The information on this Web site is intended to provide you with general information about CSC benefits, policies, and programs. Different benefits, policies, and programs may apply to employees on contracts subject to a
Collective Bargaining Agreement or Service Contract Act.
What are CSC's sick leave policies?
CSC provides paid sick leave to all regular full-time or part-time employees. You can use this time to visit the doctor or dentist and to cover time you cannot work due to illness or injury. You can also use sick leave to care for an ill immediate family member, such as a spouse or dependent child. You begin accruing sick leave with the first week of your employment. There is no limit to the amount of sick leave that you can accumulate. If you work 40 hours per week, you will accrue up to 10 days of sick leave with pay each year. If your work schedule is fewer than 40 hours per week, you will accrue sick leave proportionate to the regularly scheduled number of hours in your normal workweek.
An emergency leave of absence may be granted because of the death, critical illness, or critical injury of a member of your immediate family. This allows for 3 days of leave or up to 5 days of leave if greater than 400 miles of travel is required.
The information on this Web site is intended to provide you with general information about CSC benefits, policies, and programs. Different benefits, policies, and programs may apply to employees on contracts subject to a
Collective Bargaining Agreement or Service Contract Act.
Does CSC have a Short-Term Disability Policy?
No. CSC employees accrue 10 days of sick leave each year with unlimited accrual.
In addition, CSC offers a Long-Term Disability (LTD) policy that provides benefits as early as 30 days after the date disability occurs; or, employees can elect a plan that provides benefits after 180 days of disability.
Is CSC vacation and sick leave accrued in dollars or hours?
CSC vacation and sick leave is accrued weekly in hourly increments for Federal
Sector.
What is the CSC policy on military leave?
As a member of the Military Reserves or National Guard, you will receive compensation for a maximum of 10 working days per year in order to fulfill annual training commitments. Your compensation will be the difference between your normal base salary or regular hourly rate of pay, and that paid by the government. You will be eligible to receive such compensation during the entire period of your association with the Reserves or National Guard. CSC may modify its compensation and benefits practices for employee Reservists or members of the National Guard under circumstances specified by the corporate vice president of Human Resources. back to top
Employee Stock Purchase
The information on this Web site is intended to provide you with general information about CSC benefits, policies, and programs. Different benefits, policies, and programs may apply to employees on contracts subject to a
Collective Bargaining Agreement or Service Contract Act.
Does CSC have an employee stock purchase program?
No.

Service/Credit Status
The information on this Web site is intended to provide you with general information about CSC benefits, policies, and programs. Different benefits, policies, and programs may apply to employees on contracts subject to a
Collective Bargaining Agreement or Service Contract Act.
Will my years of service to DynCorp vest/carry over to CSC?
Your years of service at DynCorp will be counted for: eligibility and vesting in
Family Medical Leave Act eligibility, and in CSC's 401(k) plan and vacation accruals, once you convert to CSC plans.
The information on this Web site is intended to provide you with general information about CSC benefits, policies, and programs. Different benefits, policies, and programs may apply to employees on contracts subject to a
Collective Bargaining Agreement or Service Contract Act.

Whom do I contact with questions?
You can use the Ask a Question form located in the header throughout this Web site to submit a general question. Additional contact information will be provided as soon as it is available.

Miscellaneous
The information on this Web site is intended to provide you with general information about CSC benefits, policies, and programs. Different benefits, policies, and programs may apply to employees on contracts subject to a
Collective Bargaining Agreement or Service Contract Act.
Does CSC have electronic timekeeping?
Employees on the CSC pay system enter their timekeeping information through a telephonic time entry system (TES). Additional information on this system will be provided later in the process.
What is the CSC policy on transfers within the company?
CSC is committed to the professional development and growth of our employees.
Employees may explore transfer opportunities across the global CSC organization through our job vacancy system, Career Source.
Are we still DynCorp employees after the merger or will we be CSC employees?
Assuming an affirmative shareholder vote, employees of the merged company will be CSC employees.
How is CSC involved in community activities?
CSC and our employees provide active support to various community activities and events. Typically, specific events and participation varies depending on location.
© Copyright 2002 Computer Sciences Corporation Home | csc.com | Ask a Question | Site Map
Learning Opportunities
Main Page
Types of Training
Educational Assistance
Home Learning Opportunities Educational Assistance
Educational Assistance
CSC's Educational Assistance
Program helps employees pursue
academic degrees, certifications, and
professional designations. This
program is offered as an individual
employee benefit.
The program reimburses employees
for eligible tuition, registration, and required fees. To be reimbursed, employees must be regular full-time
employees for the duration of the course. This program is
an excellent opportunity for you to improve and expand
your current skills or to develop new proficiencies by
pursuing continuing education through degree or
certificate programs. For answers to frequently asked
questions about Educational Assistance, take a look at
the Benefits section of the FAQs on this Web site.
Maximum Annual Benefits Payable
Maximum annual benefits payable for an employee in a
given calendar year are as follows:
l $7,500 for courses in pursuit of a bachelor's level
degree or its equivalent
l $15,000 for courses in pursuit of a graduate level
degree or its equivalent
l $5,250 for a certification or professional
designation.
Current applicable tax guidelines for the employee's
location will govern the amount of the benefit that is
taxable.
© Copyright 2002 Computer Sciences Corporation Home | csc.com | Ask a Question | Site Map
Learning Opportunities
Main Page
Types of Training
Educational Assistance
Home Learning Opportunities
Learning Opportunities
As a learning organization, CSC is committed to ongoing
training and education of our employees. We offer a
variety of learning strategies to assist your development.
CSC understands that the willingness and ability to learn
from experience is the #1 predictor of career success.
Challenging assignments will help you to gain experience
with diverse situations, technologies, and people.
Courses may be self-paced and chosen from the
thousands of courses available online at CSC. We also
host leader-led events such as workshops, seminars, and
simulations. CSC employees are always able to access
information concerning learning opportunities through
our electronic tool, Learn@CSC.
Constant sharing and transferring of knowledge is the
"norm" at CSC. We are committed to making knowledge
readily available. Collaboration between employees,
business units, and groups independent of affiliation
and/or geography is achieved through the CSC Portal,
our online environment for sharing knowledge, as well as
within communities located in the Portal. We invite you to
join several communities of interest to connect with
colleagues across the globe that share your areas of
interest or expertise.
At CSC, we understand the importance of building
relationships and key contacts both inside and outside
the company. Attending industry seminars, and
participating in professional societies helps employees
keep up with the latest developments in their field.
Experienced know-how, insight, perspective and wisdom
are keys to success. You will find many senior-level
advisers to help you along the way. © Copyright 2002 Computer Sciences Corporation Home | csc.com | Ask a Question | Site Map
Learning Opportunities
Main Page
Types of Training
Educational Assistance
Home Learning Opportunities Types of Training
Types of Training
CSC offers its employees a wide variety of training
opportunities. Our extensive curriculum provides all
levels of coursework - from introductory to
certifications.
Learn@CSC
Technology-Based Training
CSC Employee Portal
Other Learning Opportunities at CSC
Learn@CSC
Learn@CSC is the cornerstone of CSC's learning
environment. Learn@CSC, accessed through the CSC
Portal, provides CSCers with a one-stop learning
environment with content from various sources and lets
them learn at their most convenient time from
anywhere, with global content consistency. Through
Learn@CSC you can view CSC's course catalog, register
for leader-led training, take advantage of Web-based
training, and access online mentoring services.

Technology-Based Training
SkillSoft is an Internet resource for professional skills
development. SkillSoft provides access to over 2,000
computer-based training courses. The courses range
from financial skills, computer applications,
programming, project management, business skills,
career paths, interpersonal skills, and more. SkillSoft
also has a chat feature so users can access subject
matter experts.
There are many advantages of technology-based
training. You can:
l Quickly learn skills for a new contract
l Find career advancement through new technical
certifications
l Participate in global "e-seminars"
l Learn when and where you want, at your own
pace.

CSC Employee Portal
The CSC Portal is CSC's online environment for sharing
knowledge. It provides access to the tools, knowledge,
best practices, expertise, and resources useful for day-today work and gives you the applications and technology
to bring them right to your desk. It encourages
collaboration in an interactive, productive, personalized
setting.

Other Learning Opportunities at CSC
l Dues for association memberships for exempt
employees
l Vendor alliances
l Educational assistance
l Leading Edge Forum (LEF) technology grants, CSC
Papers program, and conferences
l CSC Technology and Business Solutions
Conference
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Events & Reminders
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Events
Reminders
Home Events & Reminders
Events & Reminders
This section of the Web site will be
frequently updated with upcoming
events, such as town halls and
training sessions. We'll also use this
section of the site to remind you of
impending deadlines for submitting
information that will help make this
process successful.
Be sure to check the Joining CSC
section of this Web site for additional reminders and
forms.
© Copyright 2002 Computer Sciences Corporation Home | csc.com | Ask a Question | Site Map
Home Events & Reminders Events
Events
Below is a calendar of events and milestones for the upcoming months. We will update this calendar frequently. At this time, event details are unconfirmed. The calendar will be updated as soon as new information becomes available.
December January February March
December
Mon Tue Wed Thu Fri Sat/Sun
2 3 4 5 6 7/8
9 10 11 12 13 14/15
16 17 18 19 20 21/22
23 24 25 26 27 28/29
CSC Holiday CSC Holiday
30 31

January
Mon Tue Wed Thu Fri Sat/Sun
1 2 3 4/5
CSC Holiday
6 7 8 9 10 11/12
13 14 15 16 17 18/19
20 21 22 23 24 25/26
27 28 29 30 31

February
Mon Tue Wed Thu Fri Sat/Sun
1/2
3 4 5 6 7 8/9
10 11 12 13 14 15/16
17 18 19 20 21 22/23
CSC Holiday
24 25 26 27 28

March
Mon Tue Wed Thu Fri Sat/Sun
1/2
3 4 5 6 7 8/9
10 11 12 13 14 15/16
17 18 19 20 21 22/23
24 25 26 27 28 29/30
31
© Copyright 2002 Computer Sciences Corporation Home | csc.com | Ask a Question | Site Map
Events & Reminders
Main Page
Events
Reminders
Home Events & Reminders Reminders
Reminders
We need your cooperation to ensure this process goes as
smoothly as possible. Check this section of the site
frequently for reminders, events, deadlines, or actions you
need to take. We will update this page as soon as
information becomes available. Please check back soon.
© Copyright 2002 Computer Sciences Corporation Home | csc.com | Ask a Question | Site Map
Home Key Contacts
Key Contacts
This section of the Web site is intended to connect you with resources and contacts within CSC that may be helpful to you during this period. Additional key contacts will be posted as soon as they are determined.
If you have a general question, please visit our Ask a Question page or e-mail
DynCSCMail@csc.com.
© Copyright 2002 Computer Sciences Corporation Home | csc.com | Ask a Question | Site Map
News Main Page
CSC News
CSC Trivia
Home News
News
This section of the Web site features
the latest news and press releases
about the CSC/DynCorp acquisition.
Take a look at the CSC News section
to learn about some of the work that
Federal Sector is involved in. And be
sure to play CSC Trivia for your
chance to win a CSC prize. Check
back soon for additional news.
December 13, 2002
COMPUTER SCIENCES CORPORATION TO ACQUIRE
DYNCORP.
© Copyright 2002 Computer Sciences Corporation Home | csc.com | Ask a Question | Site Map
News Main Page
CSC News
CSC Trivia
Home News CSC News
CSC News
Learn more about Federal Sector's work by clicking on
one of the links below. These stories, written for CSC's
Federal Sector employee Web site, explore some of the
fascinating projects in Federal Sector.
CSC in Kabul: Helping Revive the American Embassy
After 13 years of abandonment, the U.S. Embassy in
Kabul was reopened in 2002. Computer equipment that
hadn't been destroyed during the evacuation process or
looted by locals was obsolete. Learn how a CSC team
transformed the embassy from an inoperative shell to a
functioning workplace for embassy personnel.
CSC, HDTV, and the Shuttle at T-Minus Four
At T-minus six seconds the main engines of the space
shuttle Discovery ignited. John Glenn was returning to
space 36 years after becoming the first American in orbit,
and the first live high-definition television telecast of a
news event in the United States was broadcast. Discover
how CSC's work under the PrISMS contract helped NASA
deliver space science knowledge to a vast user
community.
USS Cole Returns to the Sea With Technical Help
From CSC
This past June, the USS Cole returned to the high seas
and rejoined the U.S. Navy's Atlantic Fleet after a
successful 14-month effort to repair damage from a
terrorist attack. Find out what recommendations CSC ship
design experts made to help increase the survivability of
U.S. Navy vessels.
CSC IRS PRIME Team Completes Its First Project
If you were among the 50 million U.S. taxpayers calling
the IRS recently with an inquiry about your tax refund
check, you probably didn't realize that behind the
efficiency with which your call was answered was a $74
million telephony system that took the CSC IRS PRIME
team more than two years to bring together. Learn how
CSC helped to deliver a major upgrade of IRS telephony
infrastructure.
© Copyright 2002 Computer Sciences Corporation Home | csc.com | Ask a Question | Site Map
Home News CSC Trivia
CSC Trivia
Here's a chance for you to learn a little more about CSC, and win something while you're at it! If you answer all questions correctly, you could be selected to win a
CSC prize! Trivia questions will change periodically, so stop back often to polish your CSC know-how.
Winners will be randomly drawn and notified via phone or e-mail. To be considered in the drawing for a CSC prize you must submit information in the required fields below (which are marked by an asterisk*).
When was CSC founded?
(hint: visit CSC History under CSC @ a Glance)
Who is president of CSC's Federal Sector?
(hint: visit Leadership under CSC @ a Glance)
What percentage of CSC FY02 revenue was from Federal Sector
business?
(hint: visit the Main Page under CSC Federal Business)
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© Copyright 2002 Computer Sciences Corporation Home | csc.com | Ask a Question | Site Map
News Main Page
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Home News CSC News Kabul
CSC in Kabul: Helping Revive the American Embassy
The following article was taken from CSC's Federal Sector
employee Web site.
Civil Group's Foreign Affairs
Operations has supported the
Department of State over the past
ten years by supplying and upgrading
the unclassified IT infrastructure at
Embassies and Consulates worldwide.
The A Logical Modernization
Approach (ALMA) staff of 28
engineers and support personnel
supplies these services to the Department and has visited
posts in over 180 countries. During this time, installation
teams have been able to see the best and worst of the
world. Little did one team realize that they would be
asked to enter an active war zone in January of 2002.
In late December 2001, word came down to the ALMA
office that the State Department would be reopening the
U.S. Embassy in Kabul, Afghanistan. The Embassy had
been evacuated years ago as a result of the war between
the Afghans and the Soviets. The entire Embassy had
been compromised and was in a state of disaster,
including the building utilities and infrastructure - water, power, telephones and computer systems. The target
date for implementation was set for January 9, 2002.
Enter the CSC ALMA engineering team of Rob Kilpatrick
and Tom Perron, based at the U.S. Consulate in Frankfurt,
Germany.
After delays with the support flight, and a side trip to
Pakistan, Rob and Tom finally arrived to find the disaster
that was the American Embassy. They were welcomed
their first night at the Embassy with mortar fire into the
compound.
Rob compares their arrival to entering a time warp.
"Everyone knows you can't smoke in government
buildings anymore," he says. "But cigarette butts were
still sitting in ashtrays from 13 years ago." The eeriness
was amplified by old magazines, calendars, and photos of
people who had hastily evacuated the building in 1989.
On cafeteria tables sat plates, napkins, utensils and even
petrified food.
From Inoperative Shell to Functioning Server
Computer equipment that hadn't been destroyed during
the evacuation process or looted by locals was obsolete.
Rob says, "The embassy was evacuated prior to the
advent of desktops. People were still working with the old
dumb terminals. We basically began with an empty shell." Upon arrival, none of the 30 government representatives assigned to the embassy were connected to the
Washington-based network. Rob and Tom's first task was
to assist the Very Small Aperture Terminal (VSAT)
subcontractor in assembling and mounting the dish.
They then moved on to the computer room, installing the
servers, routers, switches, cabling and individual
workstations. By the end of the first week, they had
installed, configured, and activated 25 workstations. They
successfully sent their first e-mail message to Washington
just 5 days after their arrival.
Throughout the installation, the team worked 16-hour
days, seven days a week, routinely dealing with
intermittent power (which failed up to 15 times per day)
and a filthy environment.
After completing the installation, Tom returned to
Frankfurt and Rob stayed on to provide IT support for the
installed systems.
Rob soon received a request for another type of support.
The Super Bowl was fast approaching and the ability to
watch it was in high demand. A satellite dish was
purchased from the locals. Rob says, "Since the Taliban
didn't allow television, they didn't have dishes either.
Once the Taliban left, they took old aluminum cans,
pounded them flat, and braised them together to create
satellite dishes. It was ingenious." A decoder and satellite receiver sent from the embassy in Islamabad enabled
Embassy and Marine personnel to tune into the Armed
Forces Network and watch the game.
When asked about his greatest challenge, Rob says
without pause, "Staying clean and eating the food." Living
conditions were less than hygienic. A total of 140 people
were living together with two working bathrooms.
Constant pipe repairs were required and showers were
scarce.
From a technical side, Rob says that keeping the servers
up and running through all the power outages was the
most difficult task.
A Job Well Done and More to Come
After a long, tiring, and highly successful 33-day trip, Rob finally departed Kabul and returned to his home base in
Frankfurt, Germany. Fernando Burbano, the Department
of State's Chief Information Officer, awarded Certificates
of Appreciation to Rob and Tom, and they've received
numerous kudos from offices throughout the Department
for their professionalism and "can do" approach under the
most challenging conditions.
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Home News CSC News HDTV
CSC, HDTV, and the Shuttle at T-Minus Four
The following article was taken from CSC's Federal Sector
employee Web site.
At T-minus six seconds the main
engines of the space shuttle
Discovery ignited. It was Thursday,
October 29, 1998 - a blue-sky, redletter
Cape Canaveral day. Senator
and veteran astronaut John Glenn
was on board, returning to space 36
years after becoming the first
American in orbit.
That day also marked the first live high definition
television (HDTV) telecast of a news event in the United
States. At T-minus four seconds, something fell off the
shuttle. At first, many thought it to be a piece of ice. And
Discovery blasted off as if nothing had happened.
Within minutes, NASA engineers at the Cape were
reviewing the extraordinarily detailed HDTV videos of a
square white panel falling off the tail and hitting the
nozzle of main engine No. 1. It was the drogue chute door
- a panel just below the shuttle's tail rudder housing a
parachute used to decelerate the shuttle on landing.
CSC is an integral part of NASA's HDTV project team.
Sandra "Sandy" George, principal engineer in the CSC
PrISMS digital television project office, recalls that
Thursday as "the day HDTV proved itself as a scientifically
valuable tool - better than conventional television for
capturing detail with significantly faster processing time
than film. You can see things you normally can't see with
regular television transmission."
We All Can See Clearly Now
Under the PrISMS contract, one of the most interesting
services CSC provides is the use of high definition
television to deliver space science knowledge to a vast
user community. HDTV provides crisp clear pictures and
better than CD-quality sound for NASA's scientific and
research, documentary, training, historical and education
purposes.
"We are just beginning to document all the launches and
special programs. We loan the cameras out to different
centers when they need HDTV capabilities," shares
Sandy. "CSC also provides field engineering and camera
operator support as needed.
All NASA centers have TV studios with people who
operate cameras every day. But on a case-by-case basis, we provide people to use the HDTV cameras. That's because focus is very critical. It's important to have
someone a bit more skilled than with normal cameras,
and we have the skill."
Earth-based vs. Space-based HDTV
Three different HDTV cameras have gone on three
different shuttle missions. "We've had some problems
with the cameras," admits Sandy. "The cameras have a
chip with an array of light sensitive cells. These cells
degrade somewhat, like between 5 and 15 pixels per day,
probably because of space radiation."
To investigate ways to solve the problem, bring the costs
down, and make space-based HDTV more feasible, Sandy
and her colleagues went to Japan to work with Sony
engineers and scientists in July this year.
Getting Images from A to B
Sandy George's main responsibility is the
telecommunications aspect of DTV - "getting things from
location A to B," as she puts it. For years, NASA's
television signals were limited to one per transponder.
When challenged to design a system where one satellite
transponder could carry multiple video channels, she
developed a unique design allowing up to six digital video
channels per transponder. Her work will allow NASA to
greatly expand system capabilities, without incurring
additional expenditure for costly transponder circuits.
The Upcoming Network Hog
Sandy and colleagues are ramping up for the early 2003
launch of the STS-114 mission. Once again, they are
struggling with getting images from location A to B.
"We hope to actually bring images live from the Space
Station down. But it's very difficult with HDTV. The
images are a network hog," she admits. "We haven't done
a great deal of transmission on the network, but we've
run a significant number of tests. It's one of our big
projects and will require huge amounts of network
bandwidth."
For the project to work, the images must go through a
special space station data multiplexer. "Once they are
relayed back to Earth, we will be responsible for picking
out all the bits that the data multiplexer adds to distribute the images," Sandy shares. "We've run a lot of tests this
summer in which we simulated being on the Space
Station. It's been an exciting breakthrough project."
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Home News CSC News USS Cole
USS Cole Returns to the Sea With Technical Help
From CSC
The following article was taken from csc.com.
In April, the USS Cole guided missile
destroyer returned to the high seas
and rejoined the United States
Navy's Atlantic Fleet after a
successful 14-month effort to repair
damage from a terrorist attack. While
the Cole was being repaired in
Pascagoula, Miss., CSC ship design
experts conducted damage
assessments and drafted recommendations that are now
being used to help increase the survivability of U.S. Navy
vessels.
On Oct. 12, 2000, while the Cole was making a seemingly
routine refueling stop in Aden, Yemen, a small boat laden
with explosives was detonated beside the ship, blasting a
gaping hole in its side. Tragically, 17 sailors lost their
lives and 39 more suffered injuries. Later that year, the
Cole returned to the United States atop a Norwegian
heavy transport ship and eventually made its way to
Ingalls Shipyard in Pascagoula to undergo extensive
repairs.
Immediately upon the Cole's return to the U.S., CSC's
Lee Fuglestad, in support of the Naval Sea Systems
Command's Ship Design Manager, spent three weeks
aboard the USS Cole investigating the nature and extent
of the damage to the ship.
"It was quite a sight," says Fuglestad, recalling his first
glimpse of the crippled destroyer. "To see the ship was
very sobering. My job took on a new perspective. It hit
home to me that we needed to try to help the sailors out
as much as we can when designing and building these
ships."
CSC was charged with the specific task of collecting
damage assessment data from the USS Cole for the
purpose of drafting recommendations for improving the
future survivability of Navy ships. The chief goal was to
apply lessons learned from the tragedy to future ships in
the Navy's Arleigh Burke class (also known as DDG 51, or
guided missile destroyers) as well as other vessels in the
fleet, where appropriate.
Victor Cusumano, who managed the project for CSC,
summarizes the challenge, "We looked at what happened
and helped write the changes with regards to how they
build the ships." Experience and Contacts Come In Handy
Although advanced computer-based tools were used to
analyze the damage, Fuglestad chiefly relied upon his
observational abilities, drawing on his broad experience in
naval ship design. "Instead of high technology, it was
mostly reviewing drawings to see how the damage
affected individual components and systems. I had
worked on the Arleigh Burke class for eight years, so I
was pretty familiar with the ship - but for areas I was
unsure of, I knew who at the Naval Sea Systems
Command I could talk to."
As part of his assessment, Fuglestad participated in the
delicate task of interviewing Navy personnel who were
aboard the Cole during the bombing to get first-hand
accounts of what transpired during and after the attack.
Information gathered from the interviews was extremely
helpful in piecing together how the ship and its systems
performed.
Following the on-site damage assessment, Fuglestad
returned to his office in the Washington D.C. area to
coordinate the compilation of a detailed survivability
analysis of how the Cole performed after the attack. In
addition to documenting the damage to the Cole, the
survivability report included a list of recommendations for
improvements to DDG 51 class ship systems.
The Navy has adopted many of CSC recommendations,
including redesigned dewatering systems and new fuel
monitoring components. Cusumano says, "Now, they
incorporate lessons learned from the Cole and are looking
at other classes of ships and assessing what could have
happened."
In addition to Fuglestad and Cusumano, Jose Umeres and
Richard Kramer were key members of the CSC team that
saw the project to its successful completion.
CSC Continues a Distinguished Legacy of Supporting
Defense Programs
CSC has enjoyed a rich history of involvement with US
Navy projects, ranging from programs such as software
engineering support services to live fire evaluation. For
example, CSC helped develop the software for the
advanced AEGIS combat systems found on the Navy's
DDG 51 class destroyers.
In late April, a battle-ready USS Cole returned to its home
port in Norfolk, Va., with two new main engines, 550 tons
of new steel, and a plaque bearing the names of the
sailors who lost their lives.
For Fuglestad, his experience on the Cole was a far cry
from his usual routine. "When you work in an office all the
time, you kind of get detached from what you are
designing. After the attack on the Cole, you realize that
the crews on these ships really are in harm's way and we
have to give them the best ship that we can." © Copyright 2002 Computer Sciences Corporation Home | csc.com | Ask a Question | Site Map
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Home News CSC News CSC IRS PRIME
CSC IRS PRIME Team Completes Its First Project
Customer Communications 2001 delivers major
upgrade of IRS telephony infrastructure
The following article was taken from CSC's Federal Sector
employee Web site.
"We are delighted with the final product. As you know,
many large systems like this never get deployed
successfully. This one is working, and it's helping the IRS
to better answer calls from both English and Spanishspeaking taxpayers. It's also providing much greater
efficiencies in our telephone operations."
Jim Williams, IRS Deputy Associate Commissioner,
Program Management
"From the standpoint of the IRS, we have already
successfully reassigned employees who were screening
default calls."
Rick Skorny, IRS Director of Tax Administration
Modernization
"It's one of the largest call center operations in the world, and CSC has delivered a major integration job. We
brought together multiple companies, multiple existing
systems. We tested it thoroughly, turned it on
operationally - and did not skip a beat."
Kevin Kelley, CSC Project Director, Customer
Communications 2001
If you were among the 50 million US taxpayers calling the
IRS recently with an inquiry about your tax refund check,
you probably didn't realize that behind the efficiency with
which your call was answered was a $74 million telephony
system that took the CSC IRS PRIME team more than two
years to bring together.
Customer Communications 2001 (CC01), as the project
was called, was the first modernized system to roll out
under the 15-year IRS PRIME Modernization Program led
by CSC. "Fortunately," says Jim Williams, IRS Deputy
Associate Commissioner, Program Management, "the
system was delivered just in time to answer the millions
of additional calls regarding the advance tax refunds. That
was good news for us." Thanks to the upgraded system,
the IRS was successfully able to handle this jump in call
volume - a virtual "midyear filing season" - created by
the $40 billion in tax rebates.
More Efficient, More User-Friendly
What exactly did CC01 deliver? Here is a quick look:
l A wholesale upgrade of the IRS telephony
infrastructure across 26 US locations, including consolidation and integration of systems for greater efficiency.
l Installation of new, modernized systems in three
locations: Fresno, California; Ogden, Utah; and
Atlanta, Georgia.
l New bilingual voice recognition capability, allowing
callers to get information in both Spanish and
English. "The IRS can now reach a whole new
segment of people," says Rick Skorny, IRS Director
of Tax Administration Modernization.
l A vastly improved screening system, enabling calls
to be routed more efficiently, reducing waiting time
for callers and cutting down the IRS's staffing
requirements. "The system has provided immediate
impact," says Kevin Kelley, CSC's Project Director
for CC01, "The IRS has already been able to
reassign 40 full-time employees to other work."
Adds Skorny, "It used to be that 15 to 20 percent
of calls went to a default screener, to be routed to
the right customer representative who could handle
the question. That's dropped in half since we
deployed CC01" - a significant metric measuring
the success of the project.
l Capacity to handle a greater volume of calls using
fewer personnel, thanks to efficiencies in the
system, better infrastructure, a better menu
selection and improved call routing.
A Learning Experience for All Sides
At the peak of the project, the CC01 team had more than
140 people supporting it, including employees from PRIME
partners CSC, Unisys, Logicon, SAIC, IBM, and KPMG;
and subcontractors Avaya, TRW, and Accenture. As the
prime contractor, CSC envisioned the management
structure, working with PRIME teammates to bring
together a high-powered team. Says Kelley, "We provided
program control, logistics, site support, configuration
management, quality control, and testing. Because this
was the first time we worked together as a team to
support the IRS, it was a major learning experience for all
of us."
Williams agrees, adding "CSC really pulled together a
good partnership, uniting the team around delivery. In
the process, I think they learned a lot about what it's
going to take to be successful on IRS programs in the
future. In fact, we all learned a lot of lessons, and we're
still learning them as we go into implementation."
Those lessons will help CSC and its PRIME partners work
even more closely with the IRS in the future, to reduce
cycle time and bring greater efficiencies to the series of
major projects planned as part of the IRS Business
Systems Modernization Program, which is poised to bring
continual improvements in tax administration and
customer service to the IRS.
"It was a difficult road to get where we are," admits
Kelley. "But we're the first ones out the door - and we've
blazed a trail." © Copyright 2002 Computer Sciences Corporation Home | csc.com | Ask a Question | Site Map
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Legal Disclaimer
This service located at www2.csc.com/dyncorp is a web site (Site) owned and operated by Computer Sciences Corporation. This Site is intended to provide information that might be of interest to users. The contents of this Site, including but not limited to the text and images herein and their arrangements, unless otherwise noted, are the copyrighted material of Computer Sciences Corporation.
Copyright © 2001 Computer Sciences Corporation. All rights reserved. All
Trademarks referred to are the property of their respective owners.
Your access to and use of the Site is subject to the following Terms and Conditions and all applicable laws. By accessing and browsing the Site, you accept, without limitation or qualification, the Terms and Conditions and acknowledge that other agreements between you and Computer Sciences Corporation (CSC) are superseded and are of no force or effect.
Terms and Conditions
1. Use of the Site
You should assume that everything you see or read on the Site is copyrighted and may not be used except as provided in these Terms and Conditions, the text on the Site or with the written permission in advance, of CSC.
2. Professional Services and Advice
In accessing this service, no client, advisory, fiduciary or professional relationship is implicated or established and neither CSC nor any other person is, in connection with this Site, engaged in rendering auditing, accounting, tax, legal, advisory, consulting or other professional services or advice.
3. Liability and Warranties
The material included in this Site has been compiled from a variety of sources and the Site may include technical inaccuracies or typographical errors. Everything on the Site is provided to you "as is" without warranty of any kind, either express or implied, including, but not limited to, the implied warranties of merchantability, fitness for a particular purpose or non-infringement.
CSC does not warrant that this Site, various services provided through this Site, and any information, software or other material downloaded from this Site, will be uninterrupted, error-free, or free of viruses or other harmful components.
CSC makes no warranties or representations as to the accuracy of the Site. CSC assumes no liability or responsibility for any errors or omissions in the content of the Site. CSC uses all reasonable effort to ensure the accuracy of the Site but reserves the right to change in its sole discretion the Site, in any way and/or at any time, without notice.
CSC shall not be liable for any special, incidental, or consequential damages, including without limitation, any lost revenues, lost profits, or third party claims resulting from the use or misuse herein, even if CSC has been advised of the possibility of such damages or for any claim by another party.
4. Links
Links on this Site may lead to servers maintained by individuals or organizations other than CSC. CSC has no control and makes no warranties or representations as to the accuracy, timeliness, suitability or any other aspect of the information located on such servers, and neither monitors nor endorses such servers or content.
5. Submission of Personal Information
Please read the Privacy Policy.
6. Images
Images of people or places displayed on the Site are either the property of, or used with permission by, Computer Sciences Corporation. Your use of these images is strictly prohibited unless specifically permitted by these Terms and
Conditions, specific permission provided elsewhere on the Site or you write directly to and obtain permission from CSC.
7. Trademarks & Logos
CSC, Computer Sciences Corporation, and the CSC logo are Trademarks or registered Trademarks of Computer Sciences Corporation. All other Trademarks and logos or registered Trademarks and logos found on the Site or mentioned herein belong to their respective owners. Nothing contained on this Site should be construed as granting, by implication, estoppel, or otherwise, any license or right to use any Trademark displayed on the Site without the written permission of
Computer Sciences Corporation or such third party that owns the Trademarks displayed on this Site. CSC will enforce its intellectual property rights to the fullest extent permitted by law.
8. Revisions Clause
CSC may at any time revise these Terms and Conditions by updating this posting.
You are bound by the most current Terms and Conditions every time you visit this
Site, therefore you should periodically review these Terms and Conditions to which you are bound.
9. Choice of Law and Jurisdiction
The contents of this Site are governed by the laws of the state of California in the
United States, and any claims rising directly or indirectly out of any materials contained on this Site are subject to these same laws.
© Copyright 2002 Computer Sciences Corporation Home | csc.com | Ask a Question | Site Map
Home Privacy Policy
Privacy Policy
CSC has adopted this privacy policy in order to ensure users of our commitment and dedication to privacy. The following privacy guidelines apply to the web site
www.csc.com/dyncorp (Site). CSC respects your right to privacy. We invite you to visit our site to search or browse the site without revealing who you are or registering with us. However, if you choose to give us personal information via the
Internet that we may need, it is our intent to let you know how we will use such information. If you tell us that you do not wish to have this information used as a basis for further contact with you, we will endeavor to respect your wishes.
Collection of IP addresses
When you visit our Site, some information such as your Internet protocol address,
Internet service provider, operating system, the Site from which you arrived, and the time and date of your visit may be collected automatically as part of the software operation of this Site. This intake of information is not personally identifiable. CSC uses this information solely for internal marketing purposes, for example, to see what pages are most frequently visited in order to improve the
Site. After it is used for internal marketing purposes, this information is discarded.
Personal Information
Any time CSC collects information that you voluntarily submit, it is CSC's intent to inform you of why this information is being requested and how it is going to be used. We may collect personal information from you including phone, electronic mail address, and other information you choose to provide at various times, for example, when you complete an online form or request. CSC intends to protect and secure the personal information that you submit to this Site. CSC will not sell, distribute, or give your personal information to any third party without your knowledge and consent. CSC shall not be liable for any personal information that you submit to external vendors or to any web site linked to this Site.
Children's usage of the Site
This Site is intended for adult use only. It is not intended for children, and we ask that minors not submit any personal information to us.
Contact
If you have any questions about this Site, please use the feedback function.
Nature of Data on the Internet
It is CSC's intent to guard any personal information that you submit to us, and
CSC will continue to take steps to maintain the security of this Site. However, as a multi-national corporation, the data we collect from you may be internationally distributed throughout CSC and the open nature of the Internet is such that data may flow over networks without security measures and may be accessed and used by people other than those for whom the data is intended. Therefore, in submitting personal information to the Site, you assume the risk of a third party obtaining that information.
© Copyright 2002 Computer Sciences Corporation

All statements in the preceding communication that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements represent the current expectations and beliefs of Computer Sciences Corporation and no assurance can be given that the results described in such statements will be achieved.

These statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results described in such statements, including the following factors relating specifically to the merger: (i) the inability to obtain or meet conditions imposed for, or governmental approvals required for, the merger; (ii) the failure of the DynCorp stockholders to approve the merger; (iii) the risk that the CSC and DynCorp businesses will not be integrated successfully; (iv) the risk that the expected benefits of the merger may not be realized; (v) the risk that resales of CSC stock following the merger may cause the market price to fall; and (vi) CSC's increased indebtedness after the merger.

For a description of non merger-related factors, see the section titled "Management's Discussion and Analysis of Financial Conditions and Results of Operations; Forward-Looking Statements" in CSC's Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2002.